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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

June 26, 2003

(Date of Earliest Event Reported)

ADVANCED OXYGEN TECHNOLOGIES, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware 000-09951 91-1143622

(State of Incorporation) (Commission File No.) (I.R.S. Employer Identification No.)

C/O Crossfield Incorporated

133 West 13th St. Suite no.5

New York, NY 10011

(Address of Principal Executive Offices)

Registrant's Telephone Number: (212) 727-7085

26883 Ruether Avenue

Santa Clarita, CA, 91351

(Former Address)

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ITEM 5: OTHER EVENTS

Pursuant to a Waiver Agreement attached hereto as exhibit I, (Waiver Agreement), on June 26, 2003 , the debt holders (Debt Holders defined in the Waiver Agreement) waived and relinquished all right, to collect from AOXY the debt owed to each of the Debt Holders by Advanced Oxygen Technologies, Inc. (AOXY) in an amount to each Debt Holder as set forth on Schedule 2 in the Waiver Agreement (the "Debt") plus any interest earned thereon. In consideration of the release of the AOXY. AOXY will compensate, pay, transfer, assign and distribute the database ("Database") and all rights thereto, of conference attendees, hi tech decision makers, and other individuals, and all the associated accounts receivable ("Accounts Receivable") due and owing, whether known or unknown.

Exhibits:

Exhibit I: Waiver Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2003. ADVANCED OXYGEN TECHNOLOGIES, INC.

BY:/s/ Robert E. Wolfe/s/

Robert E. Wolfe
President

Exhibits:

Exhibit I

WAIVER AGREEMENT

THIS AGREEMENT is made as of June 26,2003, (together with the Schedules attached hereto, referred to as "Agreement") by and among Advanced Oxygen Technologies, Inc., a Delaware corporation ("AOXY"), and the persons, corporations or assigns listed on Schedule 2 hereto (herein referred to collectively as "Debt Holders" and each a "Debt Holder").

In reliance upon the representations and warranties made herein and in consideration of the mutual agreements herein contained the parties hereby agree as follows:

SECTION 1. RELEASE OF DEBT; CONSIDERATION.

1.01 Release of Debt. Debt Holders shall at the closing of the transactions hereinafter provided waive and relinquish all right, to collect from AOXY the debt owed to each of the Debt Holders by AOXY in an amount to each Debt Holder as set forth on Schedule 2 hereto (the "Debt") plus any interest earned thereon.

1.02 Consideration for Release. In consideration of the release of the Company, the Company will compensate, pay, transfer, assign and distribute (the "Consideration) to the Debt Holders as follows:

(a) the database ("Database") and all rights thereto, of conference attendees, hi tech decision makers, and other individuals, and all the associated accounts receivable ("Accounts Receivable") due and owing, whether known or unknown to each Debt Holder as specified on Schedule 2.

1.03 Transactions Closing Date.

(a) Delivery of Agreement. At the Closing, each Debt Holder will deliver to AOXY a duly executed counterpart signature page to this Agreement; and

(b) Delivery of Consideration. At the Closing, (i) AOXY will deliver or cause to be delivered, to each Debt Holder the Database in electronic format; and

(c) Documents. Each of the documents contemplated by this Agreement.

SECTION 2. CLOSING. The Closing will take place at the offices of AOXY at 133 W 13th Street, Suite 5 New York, NY 10011 on the June 26,2003.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF DEBT HOLDERS. Each Debt Holder, as and for himself or itself, severally and not jointly, represents and warrants the following to the best of his or its knowledge without independent investigation:

(a) Debt Ownership. Each Debt Holder owns his portion of the Debt, as set forth on Schedule 2 hereto, free and clear of any encumbrances, liens or restrictions.

(b) Validity of Agreement; Authority. This Agreement has been duly executed and delivered by each Debt Holder and (assuming valid execution and delivery by AOXY) is a valid and binding obligation of each Debt Holder, enforceable in accordance with its terms.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF AOXY. AOXY represents and warrants the following:

(a) Organization and Standing.

I. AOXY is a corporation duly organized, validly existing, and in good standing under the laws of Delaware.

II. AOXY has no subsidiaries, except as set forth on Schedule 4(a).

(b) Validity of Agreement; Authority. This Agreement has been duly executed and delivered by AOXY and (assuming valid execution and delivery by the Debt Holders) is a valid and binding obligation of AOXY, enforceable in accordance with its terms.

(c) Authority to take Action.

I. The execution and delivery of this Agreement and the carrying out of the provisions hereof will not contravene any provisions of law, any order, judgment and/or decree of any court or other governmental agency or AOXY=s certificate of incorporation or charter, by-laws or any indenture, agreement or other instrument to which AOXY is a party or by which it may be bound, or by which any property owned by it may be bound.

II. All corporate and legal actions required to be taken in connection with this Agreement pursuant to the laws of any State or other governmental authority have been so taken.

(d) Compliance with Laws. AOXY has not received notice of any violation of any law, regulation or ordinance which violation would materially and adversely affect it or its operations.

(e) Consents. AOXY is not required to obtain consent, approval, registration, qualification or filing with any United States federal, state or local government authority or any foreign government authority in connection with execution of this Agreement or consummation of the transactions contemplated hereby, other than the required filings with the United States Securities and Exchange Commission.

SECTION 5. CONDITIONS PRECEDENT TO DEBT HOLDERS= OBLIGATION TO COMPLETE THE TRANSACTION. The obligation of each Debt Holder to consummate the transactions described in Section 1 hereof is subject to the fulfillment of each of the following conditions prior to or at the Closing:

(a) Delivery of Consideration. Each Debt Holder shall have received delivery of the Consideration as contemplated herein.

(b) No actions or proceedings. No action or proceeding shall be pending or threatened on the Closing Date wherein an unfavorable judgment, decree or order would prevent or make unlawful the carrying out of this Agreement or would cause the transaction contemplated by this Agreement to be rescinded.

SECTION 6. CONDITIONS PRECEDENT TO AOXY'S OBLIGATION TO COMPLETE THE TRANSACTION. The obligation of AOXY to consummate the transactions described in Section 1 hereof is subject to the fulfillment of each of the following conditions prior to or at the Closing:

(a) Waiver. Each Debt Holder shall have executed and delivered to AOXY a counterpart signature page to this Agreement.

(b) Representations and Warranties of Debt Holders. The representations and warranties made by the Debt Holders herein shall be true and correct in all material respects.

(c) No actions or proceedings. No action or proceeding shall be pending or threatened on the Closing Date wherein an unfavorable judgment, decree or order would prevent or make unlawful the carrying out of this Agreement or would cause the transaction contemplated by this Agreement to be rescinded.

SECTION 7. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained herein or made in writing by the parties in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated by this Agreement, regardless of any investigation made by or on behalf of the parties or any payment for and acceptance of Consideration hereunder. All statements contained in any certificate, list, letter or other instrument delivered by or on behalf of the parties pursuant hereto or in connection with the transactions contemplated hereby (including statements, letters or certificates of independent parties such as public accountants or attorneys) shall constitute representations and warranties by the parties hereunder.

SECTION 8. INDEMNIFICATION. (a) Of AOXY. Each Debt Holder agrees to defend, indemnify and hold harmless AOXY against and in respect of (i) any and all losses, liabilities, damages, deficiencies, costs or expenses (including, without limitation reasonable attorneys fees and disbursements) resulting from (A) the breach of any covenant, warranty or agreement hereunder by such Debt Holder or (B) any representations made by such Debt Holder in this Agreement, not being complete and correct or being false and misleading or containing any material misstatement of fact or omitting any material fact required to be stated to make the statements therein not misleading; and (ii) any and all actions, suits, proceeding, claims, demands, assessments, judgments, costs and expenses (including, without limitation, reasonable attorneys fees and disbursements) incident to any of the foregoing; provided, however, that if any such action, suit or proceeding shall be asserted against AOXY in respect to demand indemnification, Debt Holders shall be promptly notified to that effect and shall have the right to assume the control of the defense, compromise or settlement thereof, including, at their own expense, employment of counsel reasonably acceptable to AOXY.

(b) Of Debt Holders. AOXY agrees to defend, indemnify and hold harmless Debt Holders against and in respect of (i) any and all losses, liabilities, damages, deficiencies, costs or expenses (including, without limitation reasonable attorneys fees and disbursements) resulting from (A) the breach of any covenant, warranty or agreement hereunder by AOXY or (B) any representations made by AOXY in this Agreement, not being complete and correct or being false and misleading or containing any material misstatement of fact or omitting any material fact required to be stated to make the statements therein not misleading; and (ii) any and all actions, suits, proceeding, claims, demands, assessments, judgments, costs and expenses (including, without limitation, reasonable attorneys fees and disbursements) incident to any of the foregoing; provided, however, that if any such action, suit or proceeding shall be asserted against a Debt Holder in respect of which such Debt Holder proposes to demand indemnification, AOXY shall be promptly notified to that effect and AOXY shall have the right to assume the control of the defense, compromise or settlement thereof, including, at its own expense, employment of counsel reasonably acceptable to Debt Holders.

(c) Payment. Any indemnification payments required pursuant to Section 8(a) and 8(b) hereof shall be paid in full within ten (10) days after receipt of notice specifying (i) the amount required to be paid and (ii) the nature of the event or events giving rise to indemnification hereunder.

(d) Liability. The liability of the parties under this Section 8 shall be without limitation, and the failure of either of them to withhold amounts from any payments shall not act as a waiver of or diminish the obligations of parties under this Section 8.

(e) Interest. Any and all amounts which may become due and payable pursuant to this Section 8 shall bear interest from the date when due to the date of payment at a percentage rate of twelve (12%) percent per annum.

SECTION 9. COMMISSIONS, FEES AND EXPENSES. Debt Holders and AOXY each represent and warrant to the other that the negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Debt Holders and AOXY directly and in such manner as not to give rise to any valid claim against either for a brokerage commission, finder's fee or other like payment.

SECTION 10. APPLICABLE LAW. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York (other than its law with respect to conflicts of laws), including all matters of construction, validity and performance.

SECTION 11. NOTICES. All notices, requests, permissions, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given if signed by the respective persons giving them (in the case of any corporation the signature shall be by an officer thereof) and delivered by hand, sent via facsimile transmission, nationally-recognized overnight courier service or deposited in the United States mail (registered, return receipt requested), properly addressed and postage prepaid to the intended recipient thereof to the address for such person on the signature page(s) hereof. All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof. Such names and addresses may be changed by such notice.

SECTION 12. ENTIRE AGREEMENT; AMENDMENT; HEADINGS; COUNTERPARTS. This Agreement, including the Schedules hereto, all of which are a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein, supersedes and cancels all prior agreements with respect hereto or thereto and may be amended only by a written instrument executed by the parties or their respective successors or assigns. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions under this Agreement other than those set forth herein or made hereunder in the documents delivered at each Closing. The section and paragraph headings contained in this Agreement and the description of exhibits attached hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in one or more counterparts and each counterpart shall be deemed to be an original.

SECTION 13. PARTIES IN INTEREST. Except with the express written consent of the other parties hereto, this Agreement shall not be assignable or otherwise transferred in whole or in part. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

SECTION 14. SEVERABILITY. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof.

SECTION 15. FURTHER ASSURANCES. Debt Holders and AOXY shall execute and deliver or cause to be executed and delivered such additional instruments, and take such other actions as the other party may reasonably request in writing in order to effectuate the purposes of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

DEBT HOLDERS:

By: /s/ Robert E. Wolfe /s/

Crossfield, Inc.

Address for Notice:

133 W 13th St, Suite 5

New York, NY 10011

By: /s/ Robert E. Wolfe /s/

Robert E. Wolfe

Address for Notice:

133 W 13th St, Suite 5

New York, NY 10011

Advanced Oxygen Technologies, Inc.

By: /s/ Robert E. Wolfe /s/

Robert E. Wolfe, Chairman

By: /s/ Lawrence Donofrio /s/

Lawrence Donofrio, Director

By: /s/ Kurt Søndergaard /s/

Kurt Søndergaard, Director

Address for Notice:

133 W 13th St, Suite 5

New York, NY 10011

Schedule 2

Debt Holders, Balances and Consideration

Debt Holder	Debt Balance	Consideration
Crossfield, Inc.	$146,771.60	Database & Accounts Receivable
Robert E. Wolfe	$5,456	Forgiven ($0.00)
Robert E. Wolfe Past and Present Salary	$350,000	Forgiven ($0.00)

Schedule 4(a)

Subsidiaries of Advanced Oxygen Technologies, Inc.

IP Service ApS.